

May 26, 2010

Via U.S. Mail & Facsimile

Ms. Janet F. Clark
Chief Financial Officer
Marathon Oil Corporation
5555 San Felipe Road
Houston, TX 77056

> **Re: Marathon Oil Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement**
> **Filed March 8, 2010**
> **Response Letter Dated April 30, 2010**
> **File No. 1-05153**

Dear Ms. Clark:

We have reviewed your response letter, and we have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

1.   Please confirm that in all future filings that require you to file a third party report under Item 1208(a)(8), such report will contain all of the information required by Regulation S-K.

2.   We are still considering your response to prior comment 12 and may issue
        additional comments, if any, at a later time.

Definitive Proxy Filed March 8, 2010

Diversity, page 15

3.   We note you view and define diversity in its broadest sense and always look at a
        diverse pool of candidates when there is an opening on the board. Therefore, it
        appears that diversity is one of the characteristics considered in the selection of
        nominees for director. Please tell us how the Corporate Governance and
        Nominating Committee assesses the effectiveness of this policy. See Item
        407(c)(2)(vi) of Regulation S-K.

Executive Compensation Risk Assessment

4.   We note your disclosure that the Committee does not believe any of your
        executive compensation programs encourage excessive risk. Please advise us of
        the basis for your conclusion that disclosure with respect to your non-executive
        employees is not necessary under Item 402(s) of Regulation S-K and describe the
        process you undertook to reach that conclusion.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact Donald F. Delaney, at (202) 551-3863, or Christopher J. White,
Branch Chief, at (202) 551-3461, if you have questions regarding comments on the
financial statements and related matters. Please contact John Lucas, at (202) 551-5798,
Anne Nguyen Parker, Branch Chief, at (202) 551-3611, or me, at (202) 551-3745 with
any other questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director